JUNIPER INVESTMENT COMPANY	Juniper Investment Company, LLC 555 Madison Avenue New York, New York 10022 212 339 8500

November 11, 2014

Members of the Board of Directors
Alteva, Inc.
Attention:  Mr. Brian J. Kelley
Chief Executive Officer
401 Market Street
Philadelphia, PA 19106-2107

Dear Mr. Kelley and Members of the Board of Directors,

As Alteva’s largest shareholder, we are deeply concerned about the failure of the Board of Directors to pursue alternatives to maximize shareholder value.  We think it is important for all shareholders to understand what has transpired.

Juniper’s Offer
•
In May 2014, we recommended (both privately and publicly) that the company retain an independent financial advisor to evaluate strategic alternatives, including the sale of the business.  We made this recommendation in response to the lack of leadership and strategic direction as the company searched for its third CEO in 15 months.

•	In light of the Board’s complete disregard of this recommendation, Juniper and Princeton Hosted Solutions made an offer to acquire Alteva for $8.00 per share on August 26, 2014.
•	This offer represented a 51% premium to the closing price of $5.29 per share as of August 25, 2014.

Alteva’s Response
•	Four business days later (on September 2, 2014), the company issued a press release in response to Juniper’s offer.
o
The press release stated, among other things, that “Alteva’s Board thoroughly reviewed Juniper’s unsolicited proposal with the assistance of its independent advisors and concluded that the proposal significantly undervalues the Company and its future prospects and is not in the best interests of shareholders”.

•	The Board of Directors adopted a “poison pill” shareholder rights plan.
•	The Board of Directors also amended the company’s by-laws to raise the threshold for calling a special meeting to 51% of shareholders.

Alteva’s Board has failed to exercise its Fiduciary Duties and is in breach of its Duty to Care
•	The company and its “independent advisors” have not asked a single question about Juniper’s offer, either during this period of “thorough review” or subsequently.
•	How could the Alteva Board possibly conduct a “thorough review” of an offer to acquire the company in four business days without asking any questions?
•	Did the Board even retain an independent financial advisor?

JUNIPER INVESTMENT COMPANY	Page 2

•
Exactly who opined that this company can be sold for substantially more than $8.00 or that Alteva’s shares will trade in the public markets for substantially more than the 51% premium that the Juniper offer represented?

•	Subsequent attempts by Juniper to engage in a dialogue with the Alteva Board have also been ignored.

Instead of a “thorough review” and a good faith attempt to maximize shareholder value, Alteva’s Board of Directors seems to be interested only in remaining entrenched
•	Alteva’s Board terminated the company’s top three operating executive officers over a 13-month span before installing one of its own members as CEO.
o	Duane W. Albro, Alteva’s former CEO, was terminated on March 4, 2013.
o	David J. Cuthbert, Duane’s replacement, was terminated on March 31, 2014.
o	Jay Conn, Alteva’s former COO, was terminated along with David Cuthbert on March 31, 2014.
o	The Board then established an “office of the CEO” consisting of three company vice presidents.
o
On May 7, 2014, Brian J. Kelley, who had served as a member of the board for six months, was named interim CEO and the company announced that a “Special Committee of the Board is in the process of conducting a search for a permanent CEO”.

o	On August 25, 2014, Brian J. Kelley was named CEO.
•	How many outside candidates for the CEO position did the Special Committee of the Board interview?
•	According to Alteva’s three most recent proxy statements, Alteva’s independent directors have received total compensation of over $1.8 million during the period 2011 – 2013.

Lack of shareholder support
•	We believe based upon conversations with other Alteva shareholders that no current member of the Alteva Board would be re-elected if challenged in a special or regular shareholder meeting.
•	At the 2014 annual meeting, shareholders voted against the incumbent board nominees in significant numbers:
o	Two incumbent director nominees had more “votes withheld” than “for”.
o	Not a single nominee had more than 33% of the outstanding shares voted in favor of their election.

The time has come to more forward
Juniper has a strong preference to engage in an amicable negotiation with the Board and its advisors to arrive at a mutually acceptable transaction.  Any further delays could significantly diminish the value available to Alteva’s shareholders.  Juniper will not stand by indefinitely and continue to underwrite the current valuation.  If the Alteva Board agrees to negotiate in good faith, Juniper would be amenable to an appropriate market test that allows for a better offer.

The time has come for the board to be responsive to the company’s shareholders.  Therefore, we insist that the Board immediately begin a process to engage in a negotiation with Juniper or retain an independent financial advisor to solicit proposals for the sale of the company.

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We encourage all shareholders that support the position above as a way to maximize shareholder value to contact Juniper as well as all members of the Board of Directors to express their views.

Juniper can be reached as follows:

Juniper Investment Company, LLC
555 Madison Avenue
24th Floor
New York, NY 10022
Attn: John A. Bartholdson
info@juniperfunds.com
(212) 339-8542
FAX (212) 339-8585

Brian Kelley, Alteva’s CEO and a member of the Board of Directors can be reached as follows:

Alteva, Inc.
401 Market Street
First Floor
Philadelphia, PA 19106
Attn: Brian J. Kelley, Chief Executive Officer and Board Member
bkelley@alteva.com
(215) 789-4049
FAX (215) 253-5120

The Company’s independent directors can be reached either through the Company or as follows:

Board Member	Email	Phone
Ms. Kelly C. Bloss, Chairman	kbloss@kxfer.com	(914) 779-3274
Mr. Jeffrey D. Alario	jeffa@alarioassociates.com	(845) 986-8717
Mr. Douglas B. Benedict	dbb@oemcapital.com	(203) 254-0200 Ext 104
Mr. Edward J. Morea		(856) 642-7007

Sincerely,

John A. Bartholdson
Managing Member
Juniper Investment Company, LLC